Exhibit 99.1
PRESS RELEASE

Cascades inc. 404, boulevard Marie-Victorin Case postale 30 Kingsey Falls (Québec) Canada J0A 1B0	Téléphone : (819) 363-5100 Télécopie : (819) 363-5155
Cascades Names Mario Plourde Chief Operating Officer
Kingsey Falls, Wednesday, February 23, 2011 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in the recovery of recyclable materials and in the production of packaging and tissue products, announces the appointment of Mario Plourde as Chief Operating Officer. Mario Plourde will commence his new functions effective today.
This appointment is part of a transition process within Cascades. “Mario Plourde joined Cascades after graduation and over the years he has risen through the ranks to become a key member of our management team. His appointment today is a clear expression of not only our confidence in Mario’s leadership but also our desire to ensure the continuity of our corporate culture. Moreover, Mr. Plourde’s enhanced role in management will enable my brothers and me to devote more time to the strategic vision of the Company for the future”, declared Alain Lemaire, Cascades’ President and Chief Executive Officer.
In carrying out his duties, Mario Plourde will work in close collaboration with the group presidents in the recovery, packaging and tissue paper sectors, in the pursuit of operational and business objectives. Mario will retain responsibility for managing the Specialty Products Group until his successor for him has been chosen.
Mario Ploude obtained a Bachelor of Administration degree with a Major in Finance, from l’Université de Québec à Montréal. He joined Cascades in 1985 as a controller. He was then promoted to the position of plant manager, then General Manager and Vice-President and Chief Operating Officer of the Specialty Products Group. In 2000, Cascades named him President and Chief Operating Officer of this group, which consists of more than 40 units, 2600 employees and which generates annually more than 900 million dollars in business.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 12,500 employees who work in more than 100 production units located in North America and Europe. Cascades’ management philosophy, its more than 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the Company to create new products for its customers. The Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

PRESS RELEASE

Cascades inc. 404, boulevard Marie-Victorin Case postale 30 Kingsey Falls (Québec) Canada J0A 1B0	Téléphone : (819) 363-5100 Télécopie : (819) 363-5155

For additional information: Hubert Bolduc Vice-President, Communications and Public Affairs 514-912-3790 Investor Relations: Didier Filion Director, Investor Relations 514-282-2687	Source : Alain Lemaire President and Chief Executive Officer